

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. South Street, 2nd Floor, Suite 3, Charlottesville, VA 22902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna L. Cooper, Chief Compliance Officer (434) 295-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDETIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300, Glen Allen, VA 23060
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________Donna L. Cooper_____________________________ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______Butler Capital Investments, LLC_____ , as of ________December 31, 2009________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

AMY R. KEYSEEAR
Notary Public
Commonwealth of Virginia
My Commission Expires Mar 31, 2010

Donna L Cooper
Signature

Chief Compliance Officer
Title

Amy R Keyseear #312656
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEITER STEPHENS

Business Assurance & Advisory Services

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

December 31, 2009

SEC ID 8-53413

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

BUTLER CAPITAL INVESTMENTS, LLC

Table of Contents


KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Managing Member
Butler Capital Investments, LLC
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Investments, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Butler Capital Investments, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 22, 2010
Glen Allen, Virginia

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 191,566
Receivables from customers	1,065,814
Property and equipment, net	92,311
Other assets	89,330
Total assets	$ 1,439,021

Liabilities and Member's Equity

Liabilities:	
Accrued commissions	$ 262,673
Accounts payable and accrued liabilities	85,117
Total liabilities	347,790
Member's equity	1,091,231
Total liabilities and member's equity	$ 1,439,021

See accompanying notes to financial statement.

BUTLER CAPITAL INVESTMENTS, LLC

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Butler Capital Investments, LLC (the "Company"), is a Limited Liability Company organized in the State of New York in 2001. The Company operates as an investments marketing firm and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

At December 31, 2009 two customers accounted for 92% of accounts receivable.

Cash: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The amount of doubtful accounts was considered immaterial for 2009 and no reserve was considered necessary.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years.

Income taxes: For federal, state and local income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: During 2009, the Company adopted Financial Accounting Standards Board ("FASB") guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the Company's financial statements.

In accordance with the guidance, the Company discloses the expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the facts and the Company's position and records unrecognized tax benefit liabilities for known, or anticipated tax issues based on the Company's analysis of whether additional taxes would be due to the authority given their full knowledge of the tax position. The Company accrues interest and penalties related to unrecognized tax benefits as other liabilities and recognizes the related changes in the Company's assessments as a component of income tax expense. The Company has completed its assessment and determined that there were no tax positions, which would require recognition under the guidance.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 22, 2010 and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Property and Equipment:

Property and equipment at December 31, 2009 consisted of the following:

Furniture and equipment	$ 365,929
Vehicle	46,000
Website	15,500
	427,429
Less: accumulated depreciation and amortization	(335,118)
Net property and equipment	$ 92,311

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2009, the Company had net capital of $106,341, which was $83,155 in excess of required minimum net capital of $23,186. The Company's net capital ratio was 3.27 to 1.


KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Managing Member
Butler Capital Investments, LLC
Charlottesville, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Butler Capital Investments, LLC ("the Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 22, 2010
Glen Allen, Virginia

BUTLER CAPITAL INVESTMENTS, LLC

Agreed – Upon Procedures Related To
An Entity's SIPC Assessment Reconciliation

December 31, 2009

BUTLER CAPITAL INVESTMENTS, LLC

Table of Contents



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Member
Butler Capital Investments, LLC
Charlottesville, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Butler Capital Investments, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Butler Capital Investments, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 22, 2010
Glen Allen, Virginia

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053413 FINRA DEC
BUTLER CAPITAL INVESTMENTS LLC 11*11
2ND
100 E SOUTH ST STE 3
CHARLOTTESVILLE VA 22902-5217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8489

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3033)
8/12/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5456

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5456

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Butler Capital Investments LLC
Brian Zucker
FinOp

Dated the ____ day of ____________, 20 ____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,395,769
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,395,769
2e. General Assessment @ .0025	$ 8489 (to page 1 but not less than $150 minimum)


KEITER
STEPHENS

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

WWW.KSHGS.COM